BLACKHAWK MOUNTAIN PRODUCTIONS, INC.
A CALIFORNIA CORPORATION
1835A S. CENTRE CITY PKWY, SUITE 415
ESCONDIDO, CALIFORNIA 92025

THIS QUESTIONNAIRE MUST BE ANSWERED FULLY AND RETURNED TO BLACKHAWK MOUNTAIN PRODUCTIONS, INC. (THE "COMPANY") ALONG WITH YOUR COMPLETED SUBSCRIPTION PACKAGE.

THE INFORMATION SUPPLIED TO BLACKHAWK MOUNTAIN PRODUCTIONS, INC. BY PROSPECTIVE PURCHASERS WILL BE HELD IN STRICT CONFIDENCE. NO INFORMATION WILL BE DISCLOSED EXCEPT TO THE EXTENT THAT SUCH DISCLOSURE IS REQUIRED BY LAW OR REGULATION, OTHERWISE DEMANDED BY PROPER LEGAL PROCESS OR IN LITIGATION INVOLVING BLACKHAWK MOUNTAIN PRODUCTIONS, INC., AND ITS CONTROLLING PERSONS.

PART I - INDIVIDUALS

1. Personal Data

Name _____

Residence Address _____
                    Street, City, State, Zip Code

Business Address _____
                    Street, City, State, Zip Code

State of residence, if different: _____

Telephone: Residence _____ Business _____

Age: ___   Citizenship _____   In what state are you registered to vote _____

Social Security or Taxpayer Number _____

Send all correspondence to: [ ] Residence   [ ] Business

2. Employment and Business Experience

Present Occupation _____

Do you own your own business or are you otherwise employed? _____

Type of business employed by or owned _____

Description of Responsibilities: _____

_____

_____

Length of service with present employer or length of ownership of present business _____

Present title or position _____ Length of service in present title or position _____

Prior occupation, employment, and length of service during recent five (5) years:

Occupation	Employer or Business Owned (state which)	Years of Service
....	....	....
....	....	....
....	....	....

Other business, government or professional positions held and approximate dates of service
(list all directorships, appointed or elected positions in government service, positions or
memberships in professional and commercial organizations):

.... to ....

.... to ....

.... to ....

Do you have any professional licenses or registrations, including bar admissions, accounting
certificates, real estate brokerage licenses, investment adviser registrations and SEC or state
broker-dealer registrations?   [ ] Yes   [ ] No
If yes, please list such licenses or registrations, the date(s) you received the same, and whether
they are in good standing:

....

....

....

3. Education

Institution Attended	Degree	Dates of Attendance
....	....	....
....	....	....
....	....	....

4. Prior Investment and Current Investment Objectives

During the past five years, I have made investments in:

	Yes	No	Frequency *
Publicly traded stock?	[ ]	[ ]	......
Privately owned stock?	[ ]	[ ]	......
Publicly offered limited partnerships?	[ ]	[ ]	......
Privately owned limited partnerships?	[ ]	[ ]	......
Joint ventures?	[ ]	[ ]	......
Oil and gas?	[ ]	[ ]	......
Real estate?	[ ]	[ ]	......
Manufacturing?	[ ]	[ ]	......
High technology?	[ ]	[ ]	......
Tax shelters?	[ ]	[ ]	......
Restaurants?	[ ]	[ ]	......
Other? **	[ ]	[ ]	......

  * Frequency 1=often 2=occasionally 3=seldom 4=never
** If you checked "Yes" for "Other", please list the type and frequency of such investments:

....

....

....

....

Please list the name, address, and telephone number of each and every company engaged in
ARTISTS AND ARTWORK in which you have invested during the last ten years.

....

....

....

....

....

4. Prior Investment and Current Investment Objectives (continuation)

For all such investments, please list:

Description of Security	Date of Purchase	Purchase Price	Date of Sale	Selling Price
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....

Did a purchaser representative assist in evaluating any of such investments?
[ ] Yes   Please provide the names, addresses, and current phone number of each representative.
[ ] No   Please explain.

....

....

....

My current investment objectives (indicate priority) are:

Current income ....   Appreciation ....   Tax shelter ....   Other ....

5. Other Relevant Information

Please describe any additional information which you deem relevant Blackhawk Mountain
Productions, Inc. to determine whether you have the business, financial, or investment
experience necessary to evaluate the merits and risks of this investment:

....

....

....

....

....

6. Net Worth and Income

Accredited Investors

My intended investment in Blackhawk Mountain Productions, Inc. is at least $150,000, my net worth or my joint net worth with my spouse is at least five times the amount of such investment. [ ] Yes [ ] No

My individual net worth or joint net worth with my spouse exceeds $1 million.   [ ] Yes [ ] No

I had an individual income in excess of $200,000 in each of the two most recent years and reasonably expect an individual income in excess of $200,000 in the current year. [ ] Yes [ ] No

PLEASE PROVIDE A COPY OF YOUR FINANCIAL STATEMENTS AND TAX RETURNS FOR THE IMMEDIATELY PRECEDING TWO YEARS FROM THE DATE HEREOF.

Other Investors

My present net worth (exclusive of home, furnishings, automobiles) is $ ....
and my joint net worth with my spouse, if applicable, is $ ....

During the previous tax year I had an annual income in excess of $ ....
During the present tax year I anticipate an annual taxable income in excess of $ ....

PLEASE PROVIDE A COPY OF YOUR FINANCIAL STATEMENTS AND TAX RETURNS FOR THE IMMEDIATELY PRECEDING TWO YEARS FROM THE DATE HEREOF.

7. Ranking and Credit References

Name and address of primary bank reference:

Bank: .... Telephone: ....

Address: ....
    Street, City, State, Zip Code

Name of banking officer: ....

Name and address of primary investment bank:

Bank: .... Telephone: ....

Address: ....
    Street, City, State, Zip Code

Name of account executive: ....

8. Representations

I represent that:

a) I have sufficient knowledge and experience in similar programs or investments to evaluate the merits and risks of an investment in Blackhawk Mountain Productions, Inc. (or that I have retained an attorney, accountant, financial advisor, or consultant as my purchaser representative); that because of my background, employment experience, family or financial situation or economic bargaining power, I have received and have had access to material and relevant information enabling me to make an informed investment decision, and all data I have requested has been furnished to me.
If applicable, the name, employer, address, and telephone number of my purchaser representative follows:

....

....

....

....

b) I also represent that I and, if applicable, my purchaser representative, have received the Confidential Memorandum related to this offering, and that I and, if applicable, my purchaser representative, understand the Confidential Memorandum and the risks involved in this offering. No person has made any representations or disclosures to me other than representations or disclosure contained in the Confidential Memorandum.

c) The information contained herein is complete and accurate and may be relied upon by you.

d) I will notify you immediately of any material adverse changes in any information occurring prior to the acceptance of my subscription.

9. Manner of Solicitation

Please state the manner in which you became aware of the investment (i.e., by personal contact or acquaintance with an investment advisor or counselor, with Blackhawk Mountain Productions, Inc. personnel, a broker-dealer, or otherwise), the name of the contact person, and the date such contact was made:

....

....

....

....

PART II - PURCHASERS WHO ARE NOT INDIVIDUALS

1. General Information

Name of Entity _____

Address of Principal Office _____

_____

Type of Organization _____

Date and Place of Organization _____

(Please attach a copy of your organizational documents, as amended.)

2. Business

Major Segments of Operation _____
(indicate length of operation in each segment)

_____

_____

_____

_____

_____

Are you a reporting entity?

[ ] Yes . . Please attach a copy of your most recent Forms 10-K, 10-Q, proxy materials, and annual report to shareholders.

[ ] No . . Please provide the following:

a) The name and business experience of each of your officers and directors, partners, or other control persons for the past five years.

b) The educational background of each of your officers and directors, partners, or other control persons, including the institutions attended, dates attended, and the degrees obtained.

c) Have each controlling person complete Part I of this Questionnaire.

3. Prior Investments and Current Investment Objective

During the past five years, the entity has made investments in:

	Yes	No	Frequency *
Publicly traded stock?	[ ]	[ ]	......
Privately owned stock?	[ ]	[ ]	......
Publicly offered limited partnerships?	[ ]	[ ]	......
Privately owned limited partnerships?	[ ]	[ ]	......
Joint ventures?	[ ]	[ ]	......
Oil and gas?	[ ]	[ ]	......
Real estate?	[ ]	[ ]	......
Manufacturing?	[ ]	[ ]	......
High technology?	[ ]	[ ]	......
Tax shelters?	[ ]	[ ]	......
Restaurants?	[ ]	[ ]	......
Other? **	[ ]	[ ]	......

 * Frequency 1=often 2=occasionally 3=seldom 4=never
** If you checked "Yes" for "Other", please list the type and frequency of such investments:

....

....

....

....

Please list the name, address, and telephone number of each and every company engaged in ARTISTS AND ARTWORK in which the entity has invested during the past ten years or shorter period, if applicable. If the entity has made no such investment, please so state and answer the question with reference to the entity's officers, directors, partners, or controlling persons, listing the names and positions of such persons.

....

....

....

....

....

....

....

3. Prior Investments and Current Investment Objective (continuation)

Did the entity (or the controlling persons listed above, if applicable) have a purchaser representative assist in evaluating any of such investments ?

[ ] Yes - Please provide the name, address and current phone number of each representative.
[ ] No - Please state the name and title of the persons evaluating the investment for the entity.

....

....

....

....

The current investment objectives of the entity (indicate priority) are:

Current income ....   Appreciation ....   Tax shelter ....

Other (please state objectives):..

....

....

Please describe any additional information which you deem relevant for Blackhawk Mountain Productions, Inc. to determine whether you as an entity or your control persons have the business, financial, or investment experience necessary to evaluate the merits and risks of this investment:

....

....

....

....

....

4. Accredited Investor Status

Please check the appropriate description which applies to you

_____ (a) A bank, as defined in Section 3(a)(2) of the Securities Act of 1933,
         whether you are acting in an individual or a fiduciary capacity
_____ (b) An insurance company, as defined in Section 2(13) of the Securities Act of 1933.
_____ (c) An investment company registered under the Investment Company Act of 1940.
_____ (d) A business development company, as defined in Section 2(a)(48) of the Investment
         Company Act of 1940.
_____ (e) A small business investment company licensed by the U.S. Small Business
         Administration under Section 301(c) or (d) of the Small Business Investment Act
         of 1958.
_____ (f) An employee benefit plan within the meaning of Title I of the Employee Retirement
         Income Security Act of 1974 and the investment is made by you as a plan fiduciary,
         as defined in Section 3(21) of such Act, and you are a bank, an insurance company,
         or a registered investment advisor, or you have total assets in excess of $5 million.
_____ (g) A private business development company, as defined in Section 202(a)(22) of the
         Investment Advisors Act of 1940.the investment is made by you as a plan fiduciary,
_____ (h) An organization described in Section 501(c)(3) of the Internal Revenue Code,
          with total assets in excess of $5 million.
_____ (i) An entity in which all of the equity owners are accredited investors and meet the
         criteria listed in Part I, Section 6 of this Questionnaire.
_____ (j) An entity which is subscribing to purchase at least $150,000 of securities, which
         amount is no more than 20% of the net worth of the entity.

If item (i) checked, please complete the following:

(1) List all equity owners: ....

....

....

....

....

(2) What is the type of entity ....

(3) Attach a copy of your resolutions or other evidence of the entity's authority
     to make this investment.

(4) Have each equity owner respond individually to Part I, Section 6 of this
     Questionnaire.

5. Name and address of primary bank reference

Bank: .... Telephone: ....

Address: ....
Street, City, State, Zip Code

Name of banking officer: ....

6. Representations

I represent that:

a) The entity has, and its officers, employees, directors, or equity owners have, sufficient knowledge and experience in similar programs or investments to evaluate the merits and risks of an investment in Blackhawk Mountain Productions, Inc. (or the entity has retained an attorney, accountant, financial advisor, or consultant as a purchaser representative); that because of the background, employment experience, family or financial situations, or economic bargaining power of the entity's equity owners, its officers, directors, partners, or employees, it has received and has had access to material and relevant information enabling it to make an informed investment decision, and all data it has requested has been furnished to it. If applicable, the name, employer, address, and telephone number of the entity's purchaser representative follows:

....

....

....

....

b) We and, if applicable, a purchaser representative, have received the Confidential Memorandum related to this offering, and that the entity's equity owners, officers, directors, partners, or employees and, if applicable, the entity's purchaser representative, understand the Confidential Memorandum and the risks involved in this offering. No person has made any representations or disclosures to the entity other than representations or disclosure contained in the Confidential Memorandum.

c) The information contained herein is complete and accurate and may be relied upon by you.

d) We will notify you immediately of any material adverse change in any information occurring prior to the acceptance of our subscription.

7. Manner of Solicitation

Please state the manner in which you became aware of the investment (i.e., by personal contact or acquaintance with an investment advisor or counselor, with Blackhawk Mountain Productions, Inc. personnel, a broker-dealer, or otherwise), the name of the contact person, and the date such contact was made:

....

....

....

....

Signatures

The foregoing answers are true and complete. Attached is the requested information (e.g., tax returns and financial statements, articles of incorporation, bylaws, resolution) for your review.

Individual

Date: ....
Name of Individual (please print or type)

....
Signature of Individual

STATE OF ....

COUNTY OF ....

Subscribed and sworn to before me this .... day of ...., 2002

by ....

WITNESS my hand and official seal.   My commission expires: ....

....
Notary Public

Partnership, Corporation, or Other Entity

Date: ....
Print or Type Name

By: ....
Print or Type Name and Title

....
Signature

STATE OF ....

COUNTY OF ....

Subscribed and sworn to before me this .... day of ...., 2002, by ....

as .... of ....

WITNESS my hand and official seal.   My commission expires: ....

....
Notary Public